OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0209452    BARCLAYS BANK PLC

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:**   2011 TRIBUNALE DI PESCARA (ITALY)

**MATTER DETAIL:** THIS IS AN UPDATE TO THE MATTER TITLED "2011 TRIBUNALE DI PESCARA (ITALY)" CRIMINAL AND CIVIL LITIGATION IN PESCARA RELATING TO AN ALLEGED FRAUD INVOLVING A TRANSACTION ENTERED INTO BY BARCLAYS IN DECEMBER 2004 AND COMPLETED IN MARCH 2005. BARCLAYS PURCHASED RECEIVABLES (SOME OF WHICH ARE ALLEGED NOT TO HAVE EXISTED) FROM THE VILLA PINI GROUP, A PRIVATE HEALTHCARE GROUP PROVIDING HEALTHCARE SERVICES TO THE REGION OF ABRUZZO. PEOPLE INCLUDING A FORMER BARCLAYS EMPLOYEE, MARCO PENNA, PUBLIC AUTHORITY STAFF AND LOCAL GOVERNMENT FIGURES WERE CHARGED. PENNA WAS INDICTED WITH AGGRAVATED FRAUD AND THE OFFENCE OF MAKING "FALSE STATEMENTS IN A PUBLIC DOCUMENT" (SEE ATTACHED TRANSLATED EXTRACTS FROM THE INDICTMENT). BARCLAYS FACED A CLAIM FOR VICARIOUS LIABILITY UNDER ITALIAN LAW (LAW 231). THE TRIAL LASTED APPROXIMATELY TWO YEARS. THE REGION OF ABRUZZI FILED A CIVIL CLAIM WITHIN THE CONTEXT OF THE CRIMINAL PROCEEDINGS AGAINST BARCLAYS FOR DAMAGES OF €21M (IT HAS FILED CLAIMS FOR DAMAGES AGAINST OTHER DEFENDANTS, INCLUDING DEUTSCHE BANK). CLAIMS WERE ALSO FILED BY THE ASLS (THE FOUR LOCAL HEALTH AGENCIES). ON OCTOBER 2013 THE TRIBUNAL HANDED DOWN ITS WRITTEN DECISION. MARCO PENNA WAS FULLY ACQUITTED AND BARCLAYS WAS FOUND NOT LIABLE IN RESPECT OF ALL CHARGES. NO CIVIL AWARD OF DAMAGES WAS MADE AGAINST BARCLAYS. THE PROSECUTOR DID NOT APPEAL THE DECISION IN RESPECT OF THE CRIMINAL CHARGES. THE CIVIL CLAIMANTS HAVE APPEALED THE DECISION ON CIVIL DAMAGES ONLY BEFORE THE COURT OF APPEAL OF L'AQUILA. THE FIRST HEARING OF THE APPEAL HAS NOT BEEN FIXED YET.

**FILED BY:**       PODVESKERD1

**FILED ON:**       4/30/2014 1:33:48 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on

behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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